Exhibit 99.1

Press release

Biophytis To Present Positive Results of Phase 2-3 COVA Study At ERS 2023 21st Lung Science Conference

Paris (France), Cambridge (Massachusetts, U.S.), March 9th, 2023, 08 am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announced that it presents the positive results of the phase 2-3 COVA study with Sarconeos (BIO101) in severe COVID-19 at the European Respiratory Society 2023 21st Lung Science Conference taking place in Estoril, Portugal, between the 9th and the 12th of March 2023.

Professor Suzana Lobo, MD – Hospital de Base Da Faculdade de Medicina de São José Do Rio Preto, São Paulo, Brazil and Investigator of the COVA study in Brazil, will be holding an oral presentation of the results titled “COVA clinical study: Results from a double-blind, placebo-controlled phase2/3 study to assess efficacy and safety of BIO101 in hospitalized severe COVID-19 patients.”

Biophytis will also present a poster that will be available on Biophytis’ website after the conference.

The ERS Lung Science Conference (LSC) is at the forefront of basic and translational respiratory science and is an essential event for all respiratory researchers. It offers a unique opportunity to present the results in front of well-recognized peers from across the globe.

Stanislas Veillet, CEO of Biophytis, said: "We are very excited to present these positive data to the scientific community. This huge success is the result of Biophytis scientific excellence and hard work of the clinical and medical teams involved in the COVA clinical study in France, Belgium, the USA and in Brazil. Sarconeos (BIO101) is the only innovative drug candidate in Europe or the United States directly targeting respiratory failure that has demonstrated clinical efficacy in hospitalized patients with hypoxemia caused by COVID-19 as well as a very good safety profile. We are looking forward to the interactions with the scientists from around the world attending this conference.”

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

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